October 10, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: H. Roger Schwall, Assistant Director

Re:	Diamondback Energy, Inc.
Registration Statement on Form S-1, as amended
File No. 333-179502

Ladies and Gentlemen:

Diamondback Energy, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the Securities Act of 1933, as amended, respectfully requests that the effective date for the Registration Statement (File No. 333-179502), filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2012, as amended by Amendment No. 1 filed on May 8, 2012, Amendment No. 2 filed on June 11, 2012, Amendment No. 3 filed on July 5, 2012, Amendment No. 4 filed on August 20, 2012, Amendment No. 5 filed on October 2, 2012 and Amendment No. 6 filed on October 10, 2012, be accelerated to October 11, 2012 at 5:30 p.m. Washington, D.C. time or as soon thereafter as practicable.

The Company hereby acknowledges that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsible for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 10, 2012

United States Securities and Exchange Commission

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6932 or Seth R. Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Randall J. Holder
Randall J. Holder Vice President, General Counsel and Secretary

cc:	Seth R. Molay, P.C.